

Mail Stop 3561

December 17, 2015

Steven L. Sample
Chief Executive Officer
Acacia Diversified Holdings, Inc.
3512 East Silver Springs Boulevard - #243
Ocala, FL 34470

     Re: **Acacia Diversified Holdings, Inc.**
            Preliminary Proxy Statement on Schedule 14A
            Filed August 25, 2015
            File No. 001-14088

Dear Mr. Sample:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ John Dana Brown

                                         John Dana Brown
                                         Attorney-Advisor
                                         Office of Transportation and Leisure

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.